PROSPECTUS SUPPLEMENT	Filed pursuant to Rule 424(b)(3), 424(b)(7) and 424(c)

(To Prospectus dated August 3, 2006)	Commission File No. 333-135912

Prospectus Supplement No. 1
Dated August 4, 2006
to
Prospectus Dated August 3, 2006

$100,000,000 OF 3.125% CONVERTIBLE SENIOR SUBORDINATED NOTES DUE 2026
COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES

On May 30, 2006, we issued and sold $100,000,000 aggregate principal amount of our 3.125% Convertible Senior Subordinated Notes due June 1, 2026 (the “Notes”) in a private placement. This prospectus supplement relates to the prospectus dated August 3, 2006 that may be used by selling securityholders to sell their Notes and the shares of our common stock issuable upon conversion of their Notes.

This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus, including amendments or supplements thereto. This prospectus supplement is qualified by reference to the prospectus and the documents and information incorporated by reference therein except to the extent that the information in this prospectus supplement updates or supersedes the information contained or incorporated by reference in the prospectus.

This investment involves risks. See section titled “Risk Factors” beginning on page 11 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 4, 2006.

The section titled “Selling Securityholders” in the prospectus is superseded in its entirety with the following:

SELLING SECURITYHOLDERS

We originally issued the Notes to the initial purchaser, Banc of America Securities LLC, in a private placement on May 30, 2006. The Notes were resold by the initial purchaser in the United States to qualified institutional buyers pursuant to Rule 144A under the Securities Act. Selling securityholders, including their transferees, pledgees, donees or successors, may from time to time offer and sell the Notes and the underlying common stock pursuant to this prospectus or any applicable prospectus supplement.

The table below sets forth, as of August 4, 2006, the name of each selling securityholder, the principal amount of Notes and number of shares of common stock beneficially owned by each selling securityholder, and the principal amount of Notes and number of shares of common stock issuable upon conversion of those Notes that may be offered from time to time under this prospectus by the selling securityholders named in the table.

Because the selling securityholders may offer all or some portion of the Notes or underlying shares of common stock listed below, we have assumed for purposes of this table that the selling securityholders will sell all of the Notes and all of the underlying shares of common stock offered by this prospectus pursuant to this prospectus. See “Plan of Distribution.” In addition, the selling securityholders listed in the table below may have acquired, sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of the Notes since the date on which they provided to us the information presented in the table.

We have prepared the table below based on information given to us by those selling securityholders who have supplied us with this information prior to the effective date of the registration statement of which this prospectus is a part and we have not sought to verify such information. Based upon information provided to us by the selling securityholders, none of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or had any other material relationship with us or our affiliates or predecessors within the past three years.

			Number of Shares
	Principal Amount of Notes		of Common Stock
	Beneficially Owned		Beneficially
	Prior to the	Percentage	Owned
	Offering and	of Notes	Prior to the
Name of Selling Securityholder(1)	Offered Hereby	Outstanding	Offering(2)	Offered Hereby

DBAG London(3)(4)	$20,338,000	20.3%	1,913,876	1,913,876
Citadel Equity Fund Ltd.(4)(5)	$10,000,000	10.0%	941,035	941,035
CNH CA Master Account, L.P.(6)	$9,250,000	9.3%	870,457	870,457
Calamos Market Neutral Income Fund — Calamos Investment Trust(7)	$8,000,000	8.0%	752,828	752,828
Kamunting Street Master Fund, Ltd.(8)	$6,000,000	6.0%	564,621	564,621
Vicis Capital Master Fund(9)	$6,000,000	6.0%	564,621	564,621
Highbridge International LLC(10)	$5,500,000	5.5%	517,569	517,569
HBK Master Fund L.P.(4)(11)	$5,000,000	5.0%	470,517	470,517
Fore Convertible Master Fund, Ltd.(12)(13)	$4,781,000	4.8%	449,908	449,908
Polygon Global Opportunities Master Fund(14)	$3,500,000	3.5%	329,362	329,362
CQS Convertible and Quantitative Strategies Master Fund Limited(15)	$3,000,000	3.0%	282,310	282,310
KBC Financial Products Cayman Islands Ltd.(4)(16)	$3,000,000	3.0%	282,310	282,310
Mohican VCA Master Fund, Ltd.(17)	$3,000,000	3.0%	282,310	282,310
Grace Convertible Arbitrage Fund, Ltd.(18)	$2,500,000	2.5%	235,258	235,258
KBC Financial Products USA Inc.(19)	$2,000,000	2.0%	188,207	188,207
Fore Multi Strategy Master Fund, Ltd.(13)(20)	$1,755,000	1.8%	165,151	165,151

			Number of Shares
	Principal Amount of Notes		of Common Stock
	Beneficially Owned		Beneficially
	Prior to the	Percentage	Owned
	Offering and	of Notes	Prior to the
Name of Selling Securityholder(1)	Offered Hereby	Outstanding	Offering(2)	Offered Hereby

Man Mac I Limited(13)(21)	$1,481,000	1.5%	139,367	139,367
DKR SoundShore Opportunity Holding Fund Ltd. (22)	$1,000,000	1.0%	94,103	94,103
Fore ERISA Fund, Ltd.(13)(23)	$483,000	0.5%	45,451	45,451
All other holders of Notes or future transferee from any such holder(24)(25)	$3,412,000	3.4%	321,081	321,081

Totals	$100,000,000	100%	9,410,350	9,410,350

(1)	Information concerning the selling securityholders may change from time to time. Any such changed information will be set forth in prospectus supplements if and when necessary.

(2)	Includes shares of common stock issuable upon conversion of the Notes. Assumes conversion of all of the selling securityholder’s Notes at a conversion rate of 94.1035 shares of our common stock per $1,000 principal amount of Notes, not including fractional shares for which we will pay cash as described under “Description of the Notes — Conversion Procedures — Payment on Conversion.” However, this conversion rate is subject to adjustments as described under “Description of the Notes — Conversion Procedures.” As a result the number of shares of common stock issuable on conversion of the Notes may increase or decrease in the future. These Notes are convertible upon the occurrence of any of the events described under “Prospectus Summary — The Offering — Conversion Rights.” As of the date of this prospectus, no such event has occurred.

(3)	Patrick Corrigan has the power to direct the voting and disposition of the securities held by DBAG London.

(4)	Selling securityholder has identified itself as an affiliate of a broker-dealer. Each such selling securityholder has informed us that: (1) such selling securityholder purchased its Notes in the ordinary course of business, and (2) at the time that the Notes were purchased, the selling securityholder had no agreements, direct or indirect, with any person to distribute the Notes.

(5)	Citadel Limited Partnership (“Citadel”) is the trading manager of Citadel Equity Fund Ltd. and consequently has investment discretion over securities held by Citadel Equity Fund Ltd. Citadel disclaims beneficial ownership of the shares beneficially owned by Citadel Equity Fund Ltd. Kenneth C. Griffin indirectly controls Citadel and therefore has ultimate investment discretion over securities held by Citadel Equity Fund Ltd. Mr. Griffin disclaims beneficial ownership of the shares held by Citadel Equity Fund Ltd.

(6)	CNH Partners, LLC has sole voting and dispositive power over the registrable securities held by CNH CA Master Account, L.P. The investment principals for CNH Partners, LLC are Robert Krail, Mark Mitchell and Todd Pulvino.

(7)	Calamos Advisors LLC is the investment advisor for Calamos Market Neutral Income Fund — Calamos Investment Fund. Nick Calamos is the Senior Executive Vice President, Head of Investment of Calamos Advisors LLC. Mr. Calamos has voting and investment control over the securities being registered hereby held by Calamos Market Neutral Income Fund — Calamos Investment Fund.

(8)	Kamunting Street Capital Management, L.P. serves as investment manager to Kamunting Street Master Fund, Ltd. Allan Teh, the managing member of Kamunting Street Management, LLC, which is the general partner of Kamunting Street Capital Management, L.P., has voting and investment control over the securities held by Kamunting Street Master Fund, Ltd.

(9)	Vicis Capital LLC is the investment manager of Vicis Capital Master Fund. John Succo, Sky Lucas and Shad Stastney jointly control Vicis Capital LLC and exercise voting control and investment discretion over the registrable securities held by Vicis Capital Master Fund. John Succo, Sky Lucas and Shad Stastney disclaim individual ownership of the registrable securities.

(10)	Highbridge Capital Management LLC (“Highbridge”) is the trading manager of Highbridge International LLC (“HIC”) and consequently has voting control and investment discretion over securities held by HIC. Glenn Dubin and Henry Swieca control Highbridge. Each of Highbridge, Glen Dublin and Henry Swieca disclaims beneficial ownership of the securities held by HIC.

(11)	HBK Investments L.P. may be deemed to have sole voting and sole dispositive power over the securities pursuant to an Investment Management Agreement between HBK Investments L.P. and HBK Master Fund L.P. Additionally, the following individuals may be deemed to have control over HBK Investments L.P.: Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, David C. Haley and Jamiel A. Akhtar.

(12)	David Egglishaw has the power to direct the voting and disposition of the securities held by Fore Convertible Master Fund, Ltd.

(13)	Selling securityholder has identified itself as a broker-dealer. Each such selling securityholder has informed us that: (1) such selling securityholder purchased its Notes in the ordinary course of business, and (2) at the time that the Notes were purchased, the selling securityholder had no agreements, direct or indirect, with any person to distribute the Notes.

(14)	Polygon Investment Partners LLP and Polygon Investment Partners LP (the “Investment Managers”), Polygon Investments Ltd. (the “Manager”), Alexander E. Jackson, Reade E. Griffith and Patrick G. G. Dear share voting and dispositive power of the securities held by Polygon Global Opportunities Master Fund. The Investment Managers, the Manager, Alexander E. Jackson, Reade E. Griffith and Patrick G. G. Dear disclaim beneficial ownership of the securities held by Polygon Global Opportunities Master Fund.

(15)	Alan Smith, Blair Gauld, Dennis Hunter, Karla Bodden and Jim Rogers, the directors of CQS Convertible and Quantitative Strategies Master Fund Limited, have voting control and investment discretion over the registrable securities held by CQS Convertible and Quantitative Strategies Master Fund Limited.

(16)	KBC Financial Products Cayman Islands Ltd. has voting control and investment discretion over the registrable securities. KBC Financial Products Cayman Islands Ltd. is a direct wholly-owned subsidiary of KBC Financial Holdings, Inc., which in turn is a direct wholly-owned subsidiary of KBC Bank N.V., which in turn is a direct wholly-owned subsidiary of KBC Group N.V., a publicly traded entity.

(17)	Eric C. Hage, the Portfolio Manager of Mohican VCA Master Fund, Ltd., and Daniel C. Hage have voting control and investment discretion over the registrable securities held by Mohican VCA Master Fund, Ltd.

(18)	Michael Brailov has voting and dispositive power over the securities held by Grace Convertible Arbitrage Fund, Ltd.

(19)	KBC Financial Products USA Inc. has voting control and investment discretion over the registrable securities. KBC Financial Products USA Inc. is a direct wholly-owned subsidiary of KBC Financial Holdings, Inc., which in turn is a direct wholly-owned subsidiary of KBC Bank N.V., which in turn is a direct wholly-owned subsidiary of KBC Group N.V., a publicly traded entity.

(20)	David Egglishaw has the power to direct the voting and disposition of the securities held by Fore Multi Strategy Master Fund, Ltd.

(21)	Kina Cann has the power to direct the voting and disposition of the securities held by Man Mac I Limited.

(22)	DKR Capital Partners L.P. (“DKR LP”) is a registered investment adviser with the SEC and is the investment manager to DKR SoundShore Opportunity Holding Fund Ltd. (the “Fund”). DKR LP has retained certain portfolio managers to act as the portfolio manager to the Fund managed by DKR LP. As such, DKR LP and certain portfolio managers have shared dispositive and voting power over the securities held by the Fund. Tomas Kirvaitis has trading authority over the registrable securities included in this prospectus. Mr. Kirvaitis disclaims ultimate beneficial ownership of the shares.

(23)	David Egglishaw has the power to direct the voting and disposition of the securities held by Fore ERISA Fund, Ltd.

(24)	Information about other holders of Notes or future transferees will be set forth in prospectus supplements or post-effective amendments from time to time, if and when required.

(25)	Assumes that all other holders of Notes do not beneficially own any of our common stock other than the shares issuable upon conversion of the Notes.

To the extent that any of the selling securityholders identified above are broker-dealers, they are deemed to be, under interpretations of the SEC, “underwriters” within the meaning of the Securities Act.

With respect to selling securityholders that are affiliates of broker-dealers, we believe that such entities acquired their Notes and underlying common stock in the ordinary course of business and, at the time of the purchase of the Notes and the underlying common stock, such selling securityholders had no agreements or understandings, directly or indirectly, with any person to distribute the Notes or underlying common stock. To the extent that we become aware that such entities did not acquire their Notes or underlying common stock in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which this prospectus is a part to designate such affiliate as an “underwriter” within the meaning of the Securities Act.

Only selling securityholders identified above who beneficially own the Notes and the underlying shares of common stock set forth opposite each such selling securityholder’s name in the foregoing table on the effective date of the registration statement of which this prospectus is a part may sell such securities pursuant to the registration statement. Prior to any use of this prospectus in connection with an offering of Notes or underlying shares of common stock by any holder not identified above, the registration statement of which this prospectus is a part will be amended by a post-effective amendment or this prospectus will be supplemented to set forth the name of the selling securityholder, the principal amount of Notes and shares of underlying common stock beneficially owned by the selling securityholder, and the principal amount of Notes and number of shares of common stock issuable upon conversion of those Notes that may be offered from time to time under this prospectus by the selling securityholders intending to the sell such Notes or underlying common stock. The prospectus, as amended or supplemented, will also disclose whether any selling securityholder selling Notes or underlying shares of common stock in connection with such prospectus has held any position or office with, has been employed by or otherwise has had a material relationship with us or our affiliates or predecessors during the three years prior to the date of the prospectus, if such information has not already been disclosed herein.

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